Exhibit 99.30

August 11 2026

RECOMMENDED CASH ACQUISITION

OF

RENEW ENERGY GLOBAL PLC (“RENEW” OR THE “COMPANY”)

BY

A CONSORTIUM COMPRISING CANADA PENSION PLAN INVESTMENT BOARD (“CPP INVESTMENTS”) AND MR. SUMANT SINHA (THE “CONSORTIUM”)

to be effected by means of a Scheme of Arrangement
under Part 26 of the Companies Act 2006

1.
Introduction

The Consortium and ReNew are pleased to announce that they have entered into an agreement for the acquisition by the Purchaser of the entire issued and to be issued ordinary share capital of ReNew that the Consortium and its Affiliates do not already own, subject to the Rollover (as defined below) (the “Acquisition”).

2.
The Acquisition

Cash Offer

Under the terms of the Acquisition, which will be subject to the Conditions and full terms to be set out in the Scheme Document, Scheme Shareholders holding Cash-Out Shares will be entitled to receive:

for each Cash-Out Share: USD 7.02 in cash

(the “Cash Offer”)

The Acquisition values the entire issued and to be issued ordinary share capital of ReNew at approximately USD 2.8 billion on a fully diluted basis and implies an enterprise value of approximately USD 10.2 billion.

The Cash Offer represents a premium of:

•
12.5% to the closing share price of USD 6.24 per ReNew Share on 28 May 2026 (being the last day of trading prior to the public announcement of the first offer made by the Consortium);
•
24.7% to the volume-weighted average price of USD 5.63 per ReNew Share for the one-month period ended 28 May 2026;
•
32.5% to the volume-weighted average price of USD 5.30 per ReNew Share for the three-month period ended 28 May 2026; and
•
30.5% to the volume-weighted average price of USD 5.38 per ReNew Share from 15 December 2025 (being the date on which ReNew filed a Form 6-K with the SEC indicating that a consortium comprising, among others, Abu Dhabi Future Energy Company PJSC-Masdar would no longer proceed with the proposed transaction to acquire the entire issued or to be issued share capital of ReNew (the “Previous Transaction Announcement”) to 28 May 2026.

Alternative Offer

As an alternative to the Cash Offer, eligible Scheme Shareholders may elect to retain all (but not some) of their Scheme Shares, which will remain outstanding as ordinary shares in ReNew following the Effective Date, subject to the terms and conditions further described in paragraph 8 below (the “Rollover”).

Eligible Scheme Shareholders will only be able to elect for the Rollover in relation to their entire holding of Scheme Shares and not part only. It is expected that, shortly following the Scheme becoming Effective, the ReNew Shares held by remaining ReNew Shareholders will be subject to a Reorganization (as defined below) such that such remaining ReNew Shareholders will become direct shareholders of ReNew Private Limited (“RPL”), ReNew’s direct private subsidiary incorporated in India. Further details of the Reorganization are set out in paragraph 9 below.

The Acquisition is expected to be effected by means of a Court-sanctioned scheme of arrangement between ReNew and Scheme Shareholders under Part 26 of the Companies Act, although CPP Investments reserves the right to effect the Acquisition by way of a Takeover Offer as an alternative to the Scheme and subject to the terms of the Transaction Agreement.

If, on or after the date of this Announcement and on or prior to the Effective Date, any dividend and/or other distribution and/or return of capital is authorized, declared, made or paid or becomes payable in respect of Scheme Shares, the Consortium reserves the right to reduce the Cash Consideration payable under the terms of the Acquisition by an amount equal to all or part of any such dividend and/or other distribution and/or return of capital, in which case Scheme Shareholders would be entitled to receive and retain any such dividend and/or other distribution and/or return of capital.

If and to the extent that any such dividend, distribution or return of capital is authorized, declared, made or paid or becomes payable on or prior to the Effective Date, and the Consortium exercises its rights under this paragraph 2 to reduce the Cash Consideration payable under the terms of the Acquisition, any reference in this Announcement to the Cash Consideration payable under the terms of the Acquisition shall be deemed to be a reference to the Cash Consideration as so reduced. Any such reduction of the Cash Consideration payable under the terms of the Acquisition by the Purchaser shall be the subject of an announcement and, for the avoidance of doubt, shall not be regarded as constituting any revision or variation of the terms of the Scheme or the Acquisition.

It is expected that the Scheme Document (including details of the Court Meeting and the General Meeting) and the Forms of Proxy accompanying the Scheme Document will be published as soon as reasonably practicable and that the Scheme will become Effective in Q1 2027, subject to the satisfaction or, where permitted, waiver of the Conditions.

An expected timetable of principal events relating to the Acquisition and further information on the actions to be taken by Scheme Shareholders will be provided in the Scheme Document.

3.
Background to the discussions on the Acquisition

On 29 May 2026, ReNew announced that it had received a non-binding proposal dated 28 May 2026 from the Consortium to, subject to the Rollover, acquire the entire issued and to be issued share capital of ReNew not already owned by members of the Consortium and their Affiliates, for cash consideration of USD 6.75 per ReNew Share.

The non-binding proposal represented a premium of:

•
8.2% to the closing share price of USD 6.24 per ReNew Share on 28 May 2026 (being the last day of trading prior to the public announcement of the non-binding proposal);
•
19.9% to the volume-weighted average price of USD 5.63 per ReNew Share for the one-month period ended 28 May 2026;
•
27.4% to the volume-weighted average price of USD 5.30 per ReNew Share for the three-month period ended 28 May 2026; and
•
25.5% to the volume-weighted average price of USD 5.38 per ReNew Share from 15 December 2025 (being the date on which ReNew published the Previous Transaction Announcement) to 28 May 2026.

It was also announced that the ReNew Board had formed a Special Committee led by Manoj Singh, the Lead Independent Director, consisting of the five independent non-executive ReNew Directors to consider the non-binding proposal. The role of the Special Committee has been to rigorously explore and evaluate all strategic capitalization and financing opportunities available to ReNew, including the proposal received from the Consortium, and act in the interests of all investors. To assist in these efforts, the Special Committee has retained an independent financial advisor, Rothschild & Co US Inc. (“Rothschild & Co”) and independent legal counsel, Linklaters LLP.

On 28 July 2026, ReNew announced that it had received a best and final non-binding proposal dated 27 July 2026 from the Consortium to, subject to the Rollover, acquire the entire issued and to be issued share capital of ReNew not already owned by members of the Consortium and their Affiliates, for cash consideration of USD 7.02 per ReNew Share.

The best and final non-binding proposal represents:

•
a 12.5% premium to the closing share price of USD 6.24 per ReNew Share on 28 May 2026;
•
a 24.7% premium to the volume-weighted average price of USD 5.63 per ReNew Share for the one-month period ended 28 May 2026;
•
a 32.5% premium to the volume-weighted average price of USD 5.30 per ReNew Share for the three-month period ended 28 May 2026;
•
a 30.5% premium to the volume-weighted average price of USD 5.38 per ReNew Share from 15 December 2025 to 28 May 2026; and
•
an increase of USD 0.27 per ReNew Share, equivalent to 4.0%, from the USD 6.75 per ReNew Share non-binding proposal dated 28 May 2026.

On 7 August 2026, ReNew announced that it had received a confirmatory letter dated 6 August 2026 from the Consortium which reaffirmed that the terms of the Consortium’s proposal dated 27 July 2026, including the cash consideration of US$7.02, remain unchanged and represent its best and final non-binding proposal.

On 11 August 2026, the Special Committee indicated to the Consortium that it intends to unanimously recommend that Scheme Shareholders vote in favor of the Scheme at the Court Meeting and ReNew Shareholders vote in favor of the Resolution to be proposed at the General Meeting.

4.
Recommendation of the Special Committee

The Special Committee, which has received the opinion of Rothschild & Co as to the fairness of the Cash Offer, from a financial point of view, to the holders of Cash-Out Shares, considers that the terms of the Cash Offer, including the terms of the Transaction Agreement, are fair and reasonable and intends to unanimously recommend that Scheme Shareholders vote in favor of the Scheme at the Court Meeting and ReNew Shareholders vote in favor of the Resolution to be proposed at the General Meeting.

The Special Committee will set out further background for the reasons for reaching this recommendation for the Cash Offer in the Scheme Document alongside the opinion of Rothschild & Co as to the fairness of the Cash Offer, from a financial point of view, to the holders of Cash-Out Shares as of the date of such opinion.

The Special Committee has not asked Rothschild & Co to address, and Rothschild & Co’s opinion does not address, the Rollover.

The Special Committee notes that there are disadvantages and advantages of the Rollover which have significant and variable impact on individual Scheme Shareholders including, in terms of the advantages, for instance, the ability to participate in the future value creation of the ReNew Group and in terms of the disadvantages, for instance, the fact that the ReNew Shares will be illiquid following the

Scheme becoming Effective and the level of uncertainty in their future value. The Special Committee will set out further advantages and disadvantages of the Rollover in the Scheme Document.

Accordingly, the Special Committee cannot form an opinion as to whether or not the terms of the Rollover are fair and reasonable and is not making any recommendation to Scheme Shareholders as to whether or not they should elect for the Rollover.

5.
Irrevocable undertakings

In connection with the Acquisition, JERA Nex and Platinum Cactus, who collectively hold approximately 51.1% of the voting power of the Scheme Shares, have each delivered an irrevocable undertaking in favor of the Consortium, pursuant to which each has agreed, among other things, to (i) exercise (or procure the exercise of) all voting rights attaching to its ReNew Shares (the “Relevant Securities”) in favor of the Scheme, the Acquisition and the related resolutions at the Court Meeting and the General Meeting (and against any resolution to adjourn the relevant shareholder meetings, amend the Scheme, or which is likely to result in a Condition not being fulfilled, impede or frustrate the Scheme, or prevent the Scheme from becoming Effective), (ii) if the Acquisition is implemented by way of a Takeover Offer, accept (or procure acceptance of) that Takeover Offer in respect of its Relevant Securities, (iii) elect to participate in the Rollover in respect of all of its Relevant Securities, (iv) refrain from disposing of, or dealing in, its Relevant Securities, from acquiring further ReNew Shares, from entering into third-party arrangements relating to its Relevant Securities, and from taking any action that would restrict its ability to control the exercise of rights attaching to its Relevant Securities, in each case, other than pursuant to the Acquisition, and (v) cooperate in the implementation of the Reorganization to be undertaken after the Effective Date and enter into the related Shareholders' Agreement and other documents required to implement the Reorganization, and provide reasonable cooperation in connection with obtaining required regulatory clearances (subject to customary confidentiality and privilege carve-outs).

Each irrevocable undertaking will lapse in specified circumstances, including if the Transaction Agreement is terminated, if the Scheme lapses or is withdrawn, if the Scheme does not become Effective (or, if applicable, the Takeover Offer does not become or is not declared unconditional) by the Long Stop Date, or if a competing offer for the entire issued and to be issued share capital of the Company becomes effective or is declared unconditional.

The foregoing description of the irrevocable undertakings does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the irrevocable undertakings.

6.
Information relating to the Consortium
(a)
The Consortium

The Consortium comprises: (i) CPP Investments; and (ii) Mr. Sumant Sinha (the founder, Chairman and CEO of ReNew).

(b)
Canada Pension Plan Investment Board

CPP Investments is a Crown corporation incorporated in Canada with its principal offices located at One Queen Street East, Suite 2500, Toronto, Ontario M5C 2W5 Canada.

CPP Investments is a professional investment management organization that manages the Canada Pension Plan Fund (the “CPP Fund”) in the best interests of the more than 22 million contributors and beneficiaries. In order to build diversified portfolios of assets, it makes investments around the world in public equities, private equities, real estate, infrastructure and fixed income. Headquartered in Toronto, with offices in Hong Kong, London, Mumbai, New York City, São Paulo and Sydney, CPP

Investments is governed and managed independently of the Canada Pension Plan and at arm’s length from governments. As at March 31, 2026, the CPP Fund totaled CA$793.3 billion.

(c)
Sumant Sinha

Mr. Sumant Sinha is the founder, Chairman and Chief Executive Officer of ReNew.

7.
Information relating to ReNew

ReNew is a leading decarbonisation solutions company. ReNew’s clean energy portfolio of ~20.2 GW on a gross basis as of 18 May 2026, is one of the largest globally. ReNew is a major independent power producer in India. In addition, ReNew provides end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage and carbon markets that are increasingly integral to addressing climate change. In addition, ReNew has 6.4 GW of solar module and 2.5 GW of solar cell manufacturing capacities and is expanding its solar cells manufacturing capacity by another 4 GW, which is expected to be operational by December 2026.

The ReNew Shares are traded on Nasdaq under the symbol “RNW”. ReNew’s principal executive offices are located at C/O Vistra (UK) Ltd Suite 3, 7th Floor, 50 Broadway, London, England, SW1H 0DB. Its principal operational office in India is C/O ReNew, Commercial Block-1, Zone 6, Golf Course Road, DLF City Phase V, Gurugram 122009, Haryana, India and its telephone number is (+91) 124 489 6670.

8.
Rollover

Under the Rollover, eligible Scheme Shareholders may elect to retain all (but not some) of their Scheme Shares, which will continue to be held by such Scheme Shareholders following the Effective Date, in lieu of such Scheme Shareholders transferring their Scheme Shares to the Purchaser and receiving the Cash Consideration. Further details in relation to the steps to be taken by Scheme Shareholders to participate in the Rollover will be set out in the Scheme Document. The Rollover shall be subject to, among other things, the following terms and conditions:

•
Under applicable law, Scheme Shareholders who are resident in India will not be eligible to participate in the Rollover and any elections from such Scheme Shareholders to participate in the Rollover shall be null and void. Such Scheme Shareholders shall be treated as participating in the Cash Offer for all purposes;
•
if, following the receipt of valid elections from Scheme Shareholders, the total number of ReNew Shareholders (as determined in accordance with the Indian Companies Act 2013) immediately following the Scheme becoming Effective would be expected to exceed 200, then in order to comply with Indian law requirements, any Scheme Shareholder who (i) has validly delivered an election and (ii) holds fewer ReNew Shares than the Cutback Threshold, shall be deemed to have elected for all of its Scheme Shares to participate in the Cash Offer and shall not be treated as participating in the Rollover for any purpose (the “Cutback”); and
•
if, following the Cutback, the aggregate number of Scheme Shares held or beneficially owned (as applicable) by U.S. Rollover Shareholders would be expected to represent more than 9.0% of the total issued and outstanding ReNew Shares immediately following the Scheme becoming Effective (the “Maximum U.S. Rollover Percentage”), the number of Scheme Shares held or beneficially owned (as applicable) by each U.S. Rollover Shareholder subject to the Rollover shall be reduced on a pro rata basis (calculated by reference to each U.S. Rollover Shareholder’s total holding or beneficial ownership (as applicable) of Scheme Shares as a proportion of the aggregate Scheme Shares held or beneficially owned (as applicable) by all U.S. Rollover Shareholders) to the minimum extent necessary such that the aggregate Rollover Shares held or beneficially owned (as applicable) by all U.S. Rollover Shareholders do not exceed the Maximum U.S. Rollover Percentage. Any Scheme Shares so reduced shall cease to be Rollover Shares and shall instead be Cash-Out Shares for the purpose of the Scheme.
9.
Proposed Reorganization following the Scheme becoming Effective

It is expected that, shortly following the Scheme becoming Effective, ReNew will undergo a reorganization (the “Reorganization”) such that all remaining shareholders in ReNew will become direct shareholders of RPL. In connection with the Reorganization, the following steps are currently contemplated:

•
Shareholders’ Agreement

On or immediately following the Effective Date, a shareholders’ agreement (the “Shareholders' Agreement”) governing the rights and obligations of the shareholders of ReNew and RPL will be entered into between CPP Investments, Mr. Sumant Sinha, the Scheme Shareholders participating in the Rollover, ReNew and RPL. The Shareholders’ Agreement will include provisions in relation to, among other things, director appointment and removal rights of shareholders of ReNew and RPL. Further details and a summary of the key terms of the Shareholders’ Agreement will be set out in the Scheme Document.

•
Variation of rights attaching to ReNew Shares

It is expected that once the Scheme becomes Effective, the share capital of ReNew, which is currently comprised of four share classes, will be harmonized into a single class of Class A Ordinary Shares with pari passu voting and economic rights.

•
Subscription for Class A Ordinary Shares

It is expected that, as part of the Reorganization, ReNew Shareholders will be invited to subscribe for newly issued Class A Ordinary Shares in ReNew for such aggregate subscription amount to be determined by CPP Investments and ReNew to facilitate the Reorganization, including applying certain proceeds towards the settlement of certain existing indebtedness of the ReNew Group. The share subscription will be fully underwritten by CPP Investments or one of its Affiliates. Rollover Shareholders who do not subscribe for their pro rata entitlement of new Class A Ordinary Shares will be diluted as a result.

•
Transfer of shares in RPL to ReNew Shareholders

Upon completion of the steps above, ReNew will transfer at fair market value its entire holding of shares in RPL to the ReNew Shareholders on a pro rata basis (based on economic, rather than voting rights). This will have the effect of moving the ReNew Shareholders’ shareholdings to RPL directly. Following the completion of the Reorganization steps, it is the current intention of the Consortium to wind up ReNew in due course by way of a members' voluntary liquidation.

As part of the Scheme, Rollover Shareholders will be required to grant powers of attorney authorizing CPP Investments to execute on their behalf: (i) the Shareholders’ Agreement; and (ii) other documents required to implement the Reorganization steps described above. Further details regarding the proposed steps of the Reorganization will be set out in the Scheme Document.

10.
Treatment of Equity Awards

Under the ReNew Share Plans, outstanding Awards (other than those held by Mr. Sumant Sinha) will be treated as follows, conditional on receipt of the Court Order:

•
ID Awards, awards held by former employees (including persons who become former employees following the date hereof) and Non-Resident Awards will immediately vest and become exercisable (to the extent not already vested) upon the Court Order. Any such Award that remains unexercised as of the Scheme Record Time will lapse and terminate, and the holder will instead receive a cash amount equal to the product of (i) the number of Class A Ordinary Shares underlying such Award multiplied by (ii) the Cash Consideration minus the per share exercise price;
•
ITM Awards that have equal to or less than a six-month vesting period remaining as of the Effective Date will immediately vest and become exercisable upon the Court Order (“Accelerated ITM Awards”);
•
Exercisable ITM Awards may be exercised prior to the Scheme Record Time, provided that, subject to obtaining the consent of the holder of the Awards, the combined amount of Exercisable ITM Awards and Non-Resident Awards exercised may not exceed 60% of the net cash value of the Class A Ordinary Shares underlying the Non-Resident Awards and Exercisable ITM Awards after accounting for exercise prices and employee taxes, excluding any such Awards held by former employees, based on those that are outstanding as of the date of the Transaction Agreement. If the number of such Awards elected to be exercised prior to the Scheme Record Time exceeds the 60% cap, subject to obtaining holder consent, the number of Accelerated ITM Awards exercised by current employees shall be reduced on a pro rata basis, by reference to each holder's total holding of Accelerated ITM Awards and the aggregate amount of Accelerated ITM Awards;
•
any Exercisable ITM Awards that remain unexercised or unsettled as of the Scheme Record Time will lapse and terminate, and the holder will instead be granted, within five Business Days following the Effective Date, replacement awards vesting on the 12-month anniversary of the Effective Date, using the Conversion Ratio under a new incentive plan to be established and operated by RPL following the Effective Date;
•
ITM Awards with more than six but less than 12 months of vesting remaining as of the Effective Date will lapse and terminate on the Effective Date. The holder of such Awards will be granted, subject to obtaining the consent of the holder, within five Business Days following the Effective Date, replacement awards under the new incentive plan vesting on the 12-month anniversary of the Effective Date using the Conversion Ratio;
•
in each case where a holder is granted a replacement award under the new incentive plan that vests on the 12-month anniversary of the Effective Date, and such holder's employment ends for any reason other than cause within 12 months of the Effective Date, the holder may elect to either retain such replacement award or receive a cash payment equal to the number of Class A Ordinary Shares that would have vested by the cessation date under the original vesting schedule multiplied by an amount equal to the Cash Consideration minus the per share exercise price;
•
Underwater Options will be replaced, within five Business Days following the Effective Date, with replacement awards under the new incentive plan using the Conversion Ratio. Such replacement awards will vest on a schedule of 75% on the 12-month, 12.5% on the 18-month and 12.5% on the 24-month anniversaries of the Effective Date;

•
all other Awards will be replaced, within five Business Days following the Effective Date, with replacement awards under the new incentive plan on substantially the same vesting terms as the original Award, using the Conversion Ratio; and
•
the exercise price per share of each replacement award shall be set using the USD/INR exchange rate on the Effective Date, except that options granted on 23 August 2021 in exchange for prior group stock options will retain their original INR exercise price.
11.
Financing of the Acquisition and Terms of the Acquisition

The Purchaser has, or will have, available to it, the funds necessary to satisfy all of its payment obligations under the Transaction Agreement in connection with the Acquisition. The obligations of CPP Investments to consummate the Acquisition are not subject to any financing condition.

Further information on the financing of the Acquisition will be set out in the Scheme Document.

Transaction Agreement

On the date of this Announcement, the Consortium and ReNew entered into a Transaction Agreement in relation to the Acquisition. Pursuant to the Transaction Agreement, amongst other things:

•
the Acquisition will be subject to certain conditions (“Conditions”) and the Scheme will only become Effective if these Conditions are satisfied or, where permitted, waived. The Conditions include (but are not limited to) those extracted and summarized below. Full details of the Conditions are contained in the Transaction Agreement and will be set out in the Scheme Document:
o
the Scheme and the Resolution required to implement the Scheme being duly approved and passed (as applicable) by the requisite majority of Scheme Shareholders and ReNew Shareholders at the Court Meeting and the General Meeting, respectively and, subsequently, sanctioned by the Court;
o
anti-trust approval and clearance having been obtained in India and foreign direct investment approvals and clearances having been obtained in Belgium and France;
o
there not being any event that has had, or would be reasonably expected to have, individually or in aggregate, a material adverse effect on the ReNew Group, or any law or order prohibiting the Acquisition;
o
warranties given by the Company and the Consortium being accurate (in most cases subject to a materiality threshold) and the Company and the Consortium not being in material breach of their respective obligations under the Transaction Agreement; and
o
the Company having obtained the written approval, or confirmation that approval is not required, from a certain provider of finance to the ReNew Group in respect of the Acquisition;
•
the latest date on which the Conditions can be satisfied and/or waived is the date that is the later of (a) 31 March 2027 and (b) 95 days following the publication of the Scheme Document (or such later date as the Company and CPP Investments may agree and the Court may allow) (the “Long Stop Date”);
•
each member of the Consortium has agreed to use all reasonable endeavors to procure the fulfilment of the anti-trust and foreign direct investment Conditions applicable to such member, provided that no member of the Consortium shall be under any obligation to accept any conditions or undertakings in connection with the fulfilment of such Conditions;

•
the Company has agreed to take such actions as are required to bring the Scheme into effect, including making the relevant applications to the Court to convene the Court Meeting, posting the Scheme Document (including notices of the Court Meeting and General Meeting) to ReNew Shareholders and, subject to the satisfaction or waiver of all Conditions, to seek the sanction of the Scheme by the Court and thereafter to file the Court order with the Registrar of Companies;
•
the parties have agreed to certain undertakings with respect to the ReNew Share Plans, further details of which will be provided in the Scheme Document;
•
the Consortium has also agreed to provide ReNew with certain information for the purposes of the Scheme Document and to otherwise assist with the preparation of the Scheme Document;
•
the Company has agreed not to take certain actions from the date of the Transaction Agreement until the Effective Date without the prior written consent of CPP Investments;
•
the Company has made certain warranties to the Consortium with respect to the ReNew Group, and each member of the Consortium has made certain limited warranties to the Company;
•
the Company has agreed to non-solicitation provisions, which include agreements to cease any ongoing discussions with third parties with respect to any competing offer, not to solicit or encourage any competing offer, to liaise with the Consortium should any further competing offer be made to the Company, and to only engage in discussions with third parties in respect of any competing offer if such competing offer is or would reasonably be expected to lead to a superior offer, as well as an agreement to notify the Consortium if there are any material changes affecting the Company, which may impact Scheme Shareholders’ consideration of the Acquisition;
•
the Transaction Agreement contains certain termination rights for each of the Company and CPP Investments, including: (i) by mutual agreement; (ii) if the requisite approvals of the ReNew Shareholders and/or the Scheme Shareholders or the sanction of the Court have not been obtained, or if the Scheme has not taken effect by the Long Stop Date; (iii) if the other party breaches its representations, warranties or covenants in a manner that would cause the Conditions to not be satisfied and fails to cure such breach; (iv) if any law or order prohibiting the Acquisition has become final and non-appealable; (v) by the Company in order to enter into a definitive agreement for a superior offer or if, after the Special Committee changes its recommendation as a result of a material intervening event, the requisite approval is not obtained from Scheme Shareholders; or (vi) by CPP Investments if prior to the Court sanctioning the Scheme, the Special Committee changes its recommendation; and
•
the Company has agreed to reimburse certain expenses incurred by CPP Investments in connection with the Acquisition (subject to a cap) in certain circumstances following termination of the Transaction Agreement, including (i) if the Company terminates the Transaction Agreement in order to enter into a definitive agreement for a superior offer, or (ii) if the Special Committee changes its recommendation and the requisite approvals have not been obtained in relation to the Scheme, or if the Scheme otherwise has not taken effect by the Long Stop Date, and within nine months following such termination, the Company enters into a definitive agreement for, or completes a transaction on the basis of, a competing offer.

The foregoing description of the Transaction Agreement is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Transaction Agreement, which will be appended to the Form 6-K to be filed by ReNew on or around the date of this Announcement and is incorporated by reference herein. The Transaction Agreement and the above description have been included to provide ReNew Shareholders with information regarding the terms of the Transaction Agreement. They are not intended to provide any other factual information about the Company or the ReNew Group. The warranties and covenants contained in the Transaction Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Transaction Agreement; and may be subject to limitations agreed upon by the parties, including being qualified and modified by confidential disclosures made by contracting parties to the other for the purposes of allocating contractual risk between them. ReNew Shareholders should be aware that the warranties and covenants or any description thereof may not reflect the actual state of facts or condition of the Company or the ReNew Group. Moreover, information concerning the subject matter of the warranties and covenants may change after the date of the Transaction Agreement. Further, ReNew Shareholders should read the Transaction Agreement not in isolation, but only in conjunction with the other information that the respective companies include in reports, statements and other filings they make with the SEC.

12.
Structure of the Acquisition

Structure

It is intended that the Acquisition will be implemented by means of a Court-approved scheme of arrangement between ReNew and the Scheme Shareholders under Part 26 of the Companies Act. CPP Investments reserves the right to elect to effect the Acquisition by way of a Takeover Offer (subject to the terms of the Transaction Agreement).

The purpose of the Scheme is to provide for CPP Investments and its Affiliates to become the holders of all Cash-Out Shares. This is to be achieved by the transfer of the Cash-Out Shares to the Purchaser, in consideration for which the relevant Scheme Shareholders will receive the Cash Consideration on the basis set out in paragraph 2 of this Announcement.

The Cash Consideration payable under the terms of the Acquisition in relation to the Cash-Out Shares will be dispatched to relevant Scheme Shareholders in the manner set out in the Scheme Document.

Subject to the terms and conditions of the Rollover set out in paragraph 8 of this Announcement, Rollover Shareholders will retain their Scheme Shares as ReNew Shares following the Effective Date.

Effect of the Scheme and publication of the Scheme Document

Subject to the satisfaction (or, where applicable, waiver) of the Conditions and the further terms to be set out in the Scheme, the Scheme is expected to become Effective in Q1 2027.

Upon the Scheme becoming Effective: (i) it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting (and if they attended and voted, whether or not they voted in favor); (ii) entitlements to ReNew Shares held within the systems of The Depository Trust Company will be cancelled upon the transfer of such ReNew Shares held by The Depository Trust Company to the Purchaser by power of attorney in accordance with the terms of the Scheme; (iii) all depositary receipts issued by Computershare representing Cash-Out Shares shall cease to have effect as documents of title to the relevant Cash-Out Shares comprised in the depositary receipts; and (iv) share certificates in respect of the Cash-Out Shares will cease to be valid and have effect as documents of title to the relevant Cash-Out Shares.

Any ReNew Shares issued before the Scheme Record Time and not held by members of the Consortium will be subject to the terms of the Scheme. The Resolution at the General Meeting will, amongst other matters, provide that the ReNew Articles be amended to incorporate provisions requiring any ReNew Shares issued after the Scheme Record Time (other than to any member of the Consortium and/or its nominees), including any ReNew Shares issued in satisfaction of any awards vesting under the ReNew Share Plans, to be automatically transferred to the Purchaser (or as CPP Investments may direct) and for the Cash Consideration to be paid to the original recipient of the ReNew Shares so issued.

Further details of the Scheme, including expected times and dates for each of the Court Meeting, the General Meeting and the Court Hearing, together with notices of the Court Meeting and General

Meeting, will be set out in the Scheme Document, which, together with the associated Forms of Proxy, will be made available to ReNew Shareholders as soon as reasonably practicable, and the meetings are expected to be held shortly thereafter. The General Meeting is expected to be held immediately after the Court Meeting.

The Scheme will be governed by English law and is subject to the jurisdiction of the Court.

13.
De-listing and re-registration

Upon the Scheme becoming Effective, all Cash-Out Shares will be transferred to the Purchaser and the share certificates for such Cash-Out Shares will thereafter cease to have effect as documents or evidence of title. ReNew will apply to Nasdaq for the delisting of the ReNew Shares on Nasdaq immediately following the Effective Date. Scheme Shareholders will be notified by way of announcement of the results of the Court Hearing and the expected last date of dealings in the ReNew Shares on Nasdaq and an announcement of the Effective Date and the delisting of the ReNew Shares on Nasdaq.

If the Scheme becomes Effective, the Consortium intends to cause ReNew to terminate the registration of the ReNew Shares under the U.S. Exchange Act and ReNew’s reporting obligations under the U.S. Exchange Act as soon as practicable following the Effective Date.

It is also proposed that, following the Effective Date and after its shares are delisted, ReNew will be re-registered as a private limited company under the relevant provisions of the Companies Act.

14.
Reserving the right to proceed by way of a Takeover Offer

Subject to the terms of the Transaction Agreement, CPP Investments reserves the right to elect to implement the Acquisition by way of a Takeover Offer as an alternative to the Scheme.

In such event, such Takeover Offer will be implemented on the same terms and conditions (or on improved terms for Scheme Shareholders), so far as applicable, as those which would apply to the Scheme, subject to appropriate amendments to reflect, amongst other things, the change in method of effecting the Acquisition, including (without limitation) the inclusion of an acceptance condition set at 90 per cent. of ReNew Shares (other than the Excluded Shares) to which the Takeover Offer relates, (or such lesser percentage as the Company and the Consortium may agree), the Takeover Offer will be conducted in compliance with US tender offer rules, and those amendments considered necessary by CPP Investments and agreed by the Company.

15.
General

The Acquisition will be subject to the Conditions and the full terms and conditions to be set out in the Scheme Document in due course. The Scheme Document will be dispatched to ReNew Shareholders as promptly as reasonably practicable (and in any event within ten Business Days) following the date on which the Court grants the order for the convening of the Court Meeting (or such later time as CPP Investments and ReNew may agree).

In deciding whether or not (i) to vote (or, where applicable, procure votes) in favor of the Scheme at the Court Meeting or (ii) to vote (or, where applicable, procure votes) in favor of the Resolution at the General Meeting or (iii) to elect for the Rollover, Scheme Shareholders and ReNew Shareholders should rely on the information contained, and follow the procedures described, in the Scheme Document and the accompanying Forms of Proxy once these have been published.

The defined terms used in this Announcement are set out in Appendix 1.

16.
Documents available on website

ReNew will furnish to the SEC a current report on Form 6-K regarding the Acquisition, which will include as an exhibit thereto the Transaction Agreement. All parties desiring details regarding the

Acquisition are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

Further details of the Acquisition will be contained in the Scheme Document to be made available to ReNew Shareholders along with notices of the Court Meeting and General Meeting and the Forms of Proxy. This Announcement is not a substitute for the Scheme Document or any other document that may be filed or furnished by the Company with the SEC.

In connection with the Acquisition, the Consortium and ReNew will prepare a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the SEC.

INVESTORS AND SHAREHOLDERS IN RENEW ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3, Scheme Document (which will include an explanatory statement in respect of the Scheme in accordance with the requirements of the Companies Act) AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RENEW, THE ACQUISITION, AND RELATED MATTERS. Shareholders will be able to obtain these documents, as well as other filings containing information about ReNew, the Acquisition, and related matters, without charge from the SEC’s website (http://www.sec.gov).

The contents of the websites referred to in this Announcement and any websites accessible from hyperlinks on these websites are not incorporated into and do not form part of this Announcement.

Enquiries:

Citi (Financial Adviser to CPP Investments)
• Rajiv Jumani – Rajiv.Jumani@citi.com • Jason Miner – Jason.Miner@citi.com • Rory Murphy – Rory.Murphy@citi.com
The Consortium
• For all media inquiries: Connie Ling – cling@cppib.com • For all other inquiries: Citi

Rothschild & Co (Financial Adviser to ReNew)
•
James Ben – James.Ben@rothschildandco.com
•
Markus Pressdee – Markus.Pressdee@rothschildandco.com
•
Emmet Walsh – Emmet.Walsh@rothschildandco.com
•
Alice Squires – Alice.Squires@rothschildandco.com
•
Aalok Shah – Aalok.Shah@rothschildandco.com

ReNew
Press Enquiries pr@renew.com Investor Enquiries Anunay Shahi Nitin Vaid ir@renew.com

Freshfields LLP is acting as legal adviser to CPP Investments. Anagram Partners and Akin Gump Strauss Hauer & Feld are acting as legal advisers to Mr. Sumant Sinha. Linklaters LLP is acting as legal adviser to ReNew.

Important notices

Citigroup Global Markets India Private Limited (“Citi”), is acting as financial adviser exclusively for CPP Investments and no one else in connection with the Acquisition and other matters set out in this Announcement and will not be responsible to anyone other than CPP Investments for providing the protections afforded to clients of Citi or its affiliates, nor for providing advice in connection with the Acquisition, the content of this Announcement or any matter referred to herein. Neither Citi nor any of Citi’s affiliates or branches, directors or employees owes or accepts any duty, liability or responsibility whatsoever (whether direct, indirect, consequential, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Citi in connection with this Announcement, any statement contained herein or otherwise. It is to be noted the activities undertaken by Citi do not fall within the regulatory purview of the Securities and Exchange Board of India (“SEBI”). Accordingly, none of the investor protection mechanisms provided by SEBI will be available for any grievances or disputes arising out of or pertaining to services provided by the Citi to CPP Investments.

Rothschild & Co, which is authorized and regulated by the Financial Industry Regulatory Authority and the SEC, is acting as financial adviser exclusively for the Special Committee and for no one else in connection with the subject matter of this Announcement and will not be responsible to anyone other than the Special Committee for providing the protections afforded to its clients or for providing advice in connection with the subject matter of this Announcement.

UK Takeover Code does not apply

ReNew has a majority of its Board resident outside of the United Kingdom, the Channel Islands and the Isle of Man and its shares are admitted to trading on Nasdaq and therefore, for the purposes of the City Code on Takeovers and Mergers (the “UK Takeover Code”), ReNew is not resident in the UK, and is not subject to regulation under the UK Takeover Code, therefore no dealing disclosures are required to be made under Rule 8 of the UK Takeover Code by shareholders of ReNew or the Consortium.

Forward-looking statements

This Announcement includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations, financial condition or prospects and therefore are, or may be deemed to be, “forward looking statements”. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. They appear in a number of places throughout this Announcement and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the business of the ReNew Group and the Acquisition. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting us. All statements, other than historical facts, including statements regarding the anticipated benefits of the Acquisition and the expected time of effectiveness of the Acquisition are forward-looking statements.

The forward-looking statements contained in this Announcement are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: (1) the Acquisition is subject to the satisfaction or waiver of certain conditions, including the receipt of requisite approvals by ReNew Shareholders and Scheme Shareholders and the sanction of the Scheme by the Court, which conditions may not be satisfied or waived; (2) uncertainties as to the timing of the consummation of the Acquisition and the ability of each party to consummate the Acquisition; (3) the risk that the Acquisition disrupts ReNew’s current operations or affects their ability to retain or recruit key employees; (4) the possible diversion of management time on Acquisition-related issues; (5) the risk of shareholder or other litigation relating to the Acquisition; and (6) unexpected costs, charges or expenses resulting from the Acquisition.

Should one or more of these risks or uncertainties materialise, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. Neither ReNew nor the Consortium will undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Announcement or elsewhere might not occur. Investors are cautioned that forward-looking statements are not guarantees of future performance.

The forward-looking statements made in this Announcement are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by ReNew on its website or otherwise. Neither ReNew, the Purchaser nor the Consortium undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made other than to the extent required by applicable law.

No Offer or Solicitation

This Announcement is for information purposes only. It is not intended to and does not constitute, or form part of, an offer to sell or otherwise dispose of, or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The Acquisition will be implemented solely pursuant to the Scheme, subject to the terms and conditions of the Transaction Agreement, which contains the terms and conditions of the Acquisition, and the applicable requirements of the Nasdaq and the SEC.

Appendix 1

DEFINITIONS

The following definitions apply throughout this Announcement unless the context requires otherwise:

“Accelerated ITM Awards”	has the meaning given to it in paragraph 10 of this Announcement;
“Acquisition”

the proposed acquisition by the Purchaser of the Cash-Out Shares for the Cash Consideration, to be effected by way of the Scheme as described in this Announcement, and shall, in any case, where the context so requires, include any modification, addition or condition which (a) the Company and CPP Investments mutually agree and which (if required) is approved by the Court or (b) is otherwise imposed by the Court and agreed to by the Company and CPP Investments;

“Affiliate”

any person that, directly or indirectly, controls, or is controlled by, or is under common control with, that person, but shall exclude, in the case of CPP Investments, all portfolio companies, investee companies and investment funds (where CPP Investments or any of its Affiliates does not have investment decision-making power) in which CPP Investments or any of its Affiliates is invested, directly or indirectly;

“Announcement”	this announcement;
“Awards”	outstanding equity awards granted under the ReNew Share Plans, comprising options, RSUs and PSUs;
“Business Day”	a day which is not a Saturday, a Sunday or a bank or public holiday in Toronto, Canada, London, United Kingdom, New York, USA or New Delhi, India;
“Cash Consideration”	USD 7.02 in cash per Cash-Out Share;
“Cash-Out Shares”	all Scheme Shares which are not Rollover Shares, including those Scheme Shares that become Cash-Out Shares by operation of the provisions set out in paragraph 8 of this Announcement;
“Class A Ordinary Shares”	Class A ordinary shares of $0.0001 each in the capital of ReNew;
“Companies Act”	the Companies Act 2006 (as amended from time to time);

“Computershare”	Computershare Trust Company, N.A.;
“Conditions”	has the meaning given to it in paragraph 11 of this Announcement;
“Consortium”	CPP Investments and Mr. Sumant Sinha;
“Conversion Ratio”

0.8289, being the conversion ratio applicable to replacement awards granted under the new incentive plan to be established and operated by RPL, subject to adjustment for any variation of share capital following the date of the Transaction Agreement or as agreed by the Company and CPP Investments;

“Court Hearing”	the hearing of the Court at which ReNew will seek an order sanctioning the Scheme pursuant to Part 26 of the Companies Act;
“Court Meeting”

the meeting of Scheme Shareholders (and any adjournment, postponement or reconvention thereof) to be convened by order of the Court pursuant to section 896 of the Companies Act in order for Scheme Shareholders to consider and, if thought fit, approve, the Scheme;

“Court Order”	the order of the Court sanctioning the Scheme under Part 26 of the Companies Act;
“Court”	the High Court of Justice in England and Wales;
“CPP Investments”	Canada Pension Plan Investment Board, a Canadian Crown corporation organised and validly existing under the Canada Pension Plan Investment Board Act, 1997, c.40.;
“Cutback Threshold”

such number of issued and outstanding ReNew Shares as, when applied to reduce the number of participating Rollover Election Shareholders, will cause the total number of ReNew Shareholders immediately following the Scheme becoming Effective to be no more than 200;

“Effective Date”

in the context of the Acquisition: (a) if the Acquisition is implemented by way of the Scheme, the date on which the Scheme becomes effective pursuant to its terms; or (b) if the Acquisition is implemented by way of a Takeover Offer, subject to the terms of the Transaction Agreement, the date on which such Takeover Offer becomes or is declared unconditional, and “Effective” shall be construed accordingly;

“Excluded Shares”	any ReNew Shares which are: (i) registered in the name of, or beneficially owned by, any member of the

Consortium or his or its Affiliates, or their respective nominees; or (ii) held by the Company in treasury, in each case at any relevant date or time;
“Exercisable ITM Awards”	ITM Awards already vested prior to the Court Order and Accelerated ITM Awards;
“Forms of Proxy”	the forms of proxy in connection with each of the Court Meeting and the General Meeting, which will accompany the Scheme Document;
“General Meeting”

the general meeting of ReNew Shareholders to be convened in connection with the Scheme in order for ReNew Shareholders to consider, and if thought fit approve, certain matters in connection with the Scheme and the Acquisition (including any adjournment, postponement or reconvention thereof);

“ID Awards”	Awards granted under the Company Non-Employee 2021 Incentive Award Plan to independent directors of ReNew;
“ITM Awards”	Awards with an exercise price per share equal to or lower than the Cash Consideration, excluding ID Awards and Non-Resident Awards;
“JERA Nex”

JERA Power RN B.V., a company incorporated in the Netherlands, which is a wholly owned subsidiary of JERA Nex Limited, a company incorporated in England, which, in turn, is a wholly owned subsidiary of JERA Co., Inc., a company incorporated in Japan;

“Latest Practicable Date”	the Business Day immediately preceding the date of this Announcement;
“Long Stop Date”

the date that is the later of (a) 31 March 2027 and (b) 95 days following the publication of the Scheme Document, or such later date as CPP Investments and the Company may agree in writing and the Court may allow;

“Nasdaq”	the Nasdaq Capital Market;
“Non-Resident Awards”	Awards held by holders who are not residents of India;
“Option”	an option to purchase Class A Ordinary Shares granted under and subject to the terms of a ReNew Share Plan;
“Platinum Cactus”	Platinum Cactus A 2019 Trust, a trust established under the laws of Abu Dhabi Global Market by deed of settlement dated 28 March 2019 between the Abu Dhabi Investment

Authority and Platinum Hawk C 2019 RSC Limited;
“PSUs”	performance-based units granted under and subject to the terms of a ReNew Share Plan;
“Purchaser”	CPP Investments or, if CPP Investments opts to undertake the Acquisition indirectly through a wholly owned subsidiary, such subsidiary;
“Registrar of Companies”	the Registrar of Companies in England and Wales;
“ReNew Articles”	the articles of association of ReNew in force from time to time;
“ReNew Directors” or “ReNew Board”	the directors of ReNew as at the date of this Announcement or, where the context so requires, the directors of ReNew from time to time;
“ReNew Group”	ReNew and its subsidiaries and subsidiary undertakings from time to time;
“ReNew Share Plans”	the Company 2021 Incentive Award Plan and the Company Non-Employee 2021 Incentive Award Plan;
“ReNew Shareholders”	the registered holders of ReNew Shares from time to time;
“ReNew Shares”	ordinary shares in the capital of ReNew with a par value of $0.0001 each;
“ReNew” or “Company”

ReNew Energy Global Plc, a public limited company registered in England and Wales with registered number 13220321 whose registered office is at C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50 Broadway, London, England, SW1H 0DB, United Kingdom;

“Resolution”

the special resolution to be proposed at the General Meeting in connection with the Scheme to authorize the ReNew Directors to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect, and to amend the Articles to ensure that any ReNew Shares issued after the General Meeting will be subject to the Scheme or otherwise transferred to the Purchaser (and/or its nominee);

“Rollover Election Shareholders”	eligible Scheme Shareholders which have validly submitted their elections to participate in the Rollover;
“Rollover Shareholders”	Scheme Shareholders participating in the Rollover, after the adjustments (including the

Cutback) pursuant to the terms and conditions of the Rollover set out in paragraph 8 of this Announcement;
“Rollover Shares”	Scheme Shares held by the Rollover Shareholders, that are subject to the Rollover pursuant to the terms and conditions set out in paragraph 8 of this Announcement;
“RSUs”	restricted share units granted under and subject to the terms of a ReNew Share Plan;
“Sanctions”

any economic or financial sanctions laws or regulations, as amended from time to time, administered, enacted or enforced by: (i) the United Kingdom; (ii) the European Union or any member state thereof; (iii) the United States of America; (iv) the United Nations; or (v) any other jurisdiction applicable to and binding on the Company or the Purchaser or otherwise affecting ReNew Shares;

“Scheme Document”

the document to be dispatched to ReNew Shareholders and other persons with information rights setting out, amongst other things, the details of the Acquisition, the full terms and conditions of the Scheme and containing notices convening the Court Meeting and the General Meeting;

“Scheme Record Time”	5.30 p.m. (Eastern Standard Time) on the Business Day immediately after the date on which the Court makes its order sanctioning the Scheme;
“Scheme Shareholders”	holders of Scheme Shares;
“Scheme Shares”

all Class A Ordinary Shares:

(iii)
in issue at the date of the Scheme;
(iv)
(if any) issued after the date of the Scheme and prior to the Scheme Voting Record Time; and
(v)
(if any) issued at or after the Scheme Voting Record Time and before the Scheme Record Time on terms that the holder thereof shall be bound by the Scheme, or in respect of which the original or any subsequent holders thereof shall have agreed in writing to be bound by the Scheme, and in each case (where the context requires) remaining in issue at the Scheme Record Time, but excluding any Excluded Shares;
“Scheme Voting Record Time”

5.30 p.m. (Eastern Standard Time) on the day which is five Business Days before the date of the Court Meeting or, if the Court Meeting is adjourned, 5.30 p.m. (Eastern Standard Time) on the day which is five Business Days before the date of such adjourned meeting;

“Scheme”

the proposed scheme of arrangement under Part 26 of the Companies Act between ReNew and the holders of the Scheme Shares in connection with the Acquisition, with or subject to any modification, addition or condition which (a) CPP Investments and the Company mutually agree and which (if required) is approved by the Court, or (b) is otherwise imposed by the Court and agreed to by ReNew and CPP Investments;

“SEC”	the United States Securities and Exchange Commission;
“Special Committee”	the special committee comprising certain independent ReNew Directors established by the ReNew Board for the purposes of considering, negotiating and implementing the Acquisition;
“Takeover Offer”

if CPP Investments, with the prior written consent of the Special Committee, elect to implement the Acquisition by way of a takeover offer (as that term is defined in section 974 of the Companies Act) in accordance with the Transaction Agreement, the offer to be made by or on behalf of such members of the Consortium, or an associated undertaking thereof, to acquire the Scheme Shares (excluding any Excluded Shares);

“Transaction Agreement”	the Transaction Agreement dated on or around the date of this Announcement between the members of the Consortium and ReNew relating to, among other things, the implementation of the Acquisition;
“U.S. Exchange Act”	the U.S. Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder;
“U.S. Person”

any holder of Scheme Shares (a) whose address appears on the books and records of ReNew, any voting trustee, any depositary, any share transfer agent or any person acting in a similar capacity as being located in the United States, or (b) who is a U.S. resident, in each case as determined in accordance with (i) Rules 800(h)

and 800(i) under the US Securities Act of 1933, and/or (ii) Rule 14d-1(d) under the U.S. Exchange Act;
“U.S. Rollover Shareholders”

Rollover Election Shareholders or (in relation to Scheme Shares subject to a valid election for the Rollover represented by depositary receipt(s) issued by Computershare) holder(s) of the relevant depositary receipt(s), in each case who are U.S. Persons;

“U.S.” or “United States”

the United States of America, its territories and possessions, any state of the United States and the District of Columbia and all other areas subject to its jurisdiction and any political sub-division thereof;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland; and
“Underwater Options”	Options with an exercise price per share greater than the Cash Consideration.

In this Announcement, “subsidiary”, “subsidiary undertaking”, “undertaking” and “associated undertaking” have the respective meanings given to them in the Companies Act.

All references to “$”, “USD”, “US$”, “United States dollars”, “cents” or “U.S. dollars” are to the lawful currency of the United States and all references to “₹”, “INR”, and “rupee” are references to the lawful currency of India.

All references in this Announcement to statutory provision or law or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as amended, extended, modified, replaced or reenacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.

All the times referred to in this Announcement are London times, unless otherwise stated.

References to the singular include the plural and vice versa.